SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.__)


                                  FreeSeas Inc.
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                    Y26496102
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                                 (CUSIP Number)

                            Konstantinos Koutsoubelis
                              11 Poseidonos Avenue
                                  Athens 167 77
                                     Greece
                                +30 210 8910 170
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 January 5, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  Y26496102
           ---------------------
1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     FS Holdings Limited

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     2,108,782

8.   SHARED VOTING POWER

     0

9.   SOLE DISPOSITIVE POWER

     2,108,782

10.  SHARED DISPOSITIVE POWER

     0

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,108,782

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     33.6%

14.  TYPE OF REPORTING PERSON

     CO

CUSIP No.  Y26496102
           ---------------------

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     The following constitutes the Schedule 13D filed by the undersigned
(the "Schedule 13D").

Item 1    Security and Issuer

          Title of Class of Securities

               Common Stock $0.001 par value (the "Shares")

          Name and Address of Issuer

               FreeSeas Inc. (the "Issuer")
               93 Akti Miaouli
               Piraeus J3 18233
               Athens

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Item 2.  Identity and Background.

     This Schedule 13D is being filed by FS Holdings Limited (the "Reporting Person"), a Marshall Islands corporation, with respect to the Common Stock of the Issuer. The board of directors and executive officers of the Reporting Person consists of Bella Restis, Victor Restis, Katia Restis and Claudia Restis (collectively, the "Directors").

     The business address of the Reporting Person is Trust Company Complex, Ajeltake Road, Ajeltake Island, Majuro, Marshall Islands MH9690. The principal business address of the Directors is 11 Poseidonos Avenue, Athens 167 77, Greece.

     The principal business of the Reporting Person is to invest in securities.

     Neither the Reporting Person, nor any of its officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     As of the date hereof the Reporting Person may be deemed to beneficially own 2,108,782 Shares.

     The total cost for the Shares the Reporting Person may be deemed to beneficially own is $6,891,500.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

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Item 4. Purpose of Transaction.

     The Reporting Person has acquired its Shares of the Issuer for investment. The Reporting Person evaluates its investment in the Shares on a continual basis. The Reporting Person has no plans or proposals as of the date of this filing which, other than as expressly set forth below, relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule 13D.

     The Reporting Person reserves the right to be in contact with members of the Issuer's management, the members of the Issuer's board of directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

     The Reporting Person reserves the right to effect transactions that would change the number of Shares they may be deemed to beneficially own.

     The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's board of directors, the Issuer's shareholders and others.


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Item 5.  Interest in Securities of the Issuer.

     As of the date hereof, the Reporting Person is deemed to be the beneficial owner of 2,108,782 shares of Common Stock of the Issuer. The Reporting Person has the sole power to vote or direct the vote of 2,108,782 Shares; has the shared power to vote or direct the vote of 0 Shares; has sole power to dispose or direct the disposition of 2,108,782 Shares; and has shared power to dispose or direct the disposition of 0 Shares. Based on a Form 20-F filed by the Issuer on June 29, 2006, there was a total of 6,282,600 Shares outstanding. Therefore, the Reporting Person is deemed to beneficially own 33.6% of the outstanding Shares.

     The trading dates, number of Shares purchased and sold and price per share for all transactions in the Shares in the past 60 days by the Reporting Person are set forth in Exhibit B. The reported transaction was a privately negotiated transaction exempt from the registration requirements of the Securities Act of 1933, as amended.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     N/A.

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Item 7.  Material to be Filed as Exhibits.

      Exhibit A: Schedule of Transactions in Shares of the Issuer

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

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        FS HOLDINGS LIMITED

                                           /s/ Katia Restis
                                        By: --------------------
                                            Director



DATE:  January 16, 2007

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                    Exhibit A

                            SCHEDULE OF TRANSACTIONS

    Date of                 Number of Shares                 Price per Share
 Transaction               Purchased/(Sold)

   1/5/07                     2,108,782                          3.27


SK 02391 0006 737832